          LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbreisman@comcast.net

Telephone 954-344-0809

Facsimile 309-402-2342

July 5, 2007

Mr. Mark P. Shuman, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

GlobalTel, IP, Inc. ( the “Company”)

Registration Statement on Form SB-2/A

Filed May 4, 2007

File No. 333-135585

Dear Mr. Shuman:

Reference is made to your letter of May 4, 2006 with respect to Amendment No. 3 to the Company’s registration statement. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. Paragraphs numbered 12 through 15 will be responded to directly by the Company. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 4 to the Company’s registration statement on Form SB-2.

General

1.

The Company has been advised by the president of the company known as Interactive Media Technologies, Inc. as referred to in the prospectus included in Amendment No. 4 (“IMT”) that IMT is not the same entity that previously filed Exchange Act reports. According to IMT’s website, IMT is an international telecom services company whose services include Universal International Free Number Direct Dial service, Callback Service, calling card service, CallMeBack Prepaid Phone Cards, and switching and carrier services for resellers and phone card distributors.

2.

The Company is not aware of the shareholder base of IMT other than the holdings of Steven M. Williams as disclosed in the prospectus. In addition, the Company does not have access to IMT’s shareholder records. Other than Mr. Williams and IMT, no affiliate, as that term is defined in Rule 405 under the Securities Act of 1933, of the Company is also an affiliate of IMT.

REISMAN & ASSOCIATES, P.A.

Mr. Mark P. Shuman, Legal Branch Chief

July 5, 2007

3.

Rule 415(a)(4) refers to an at the market offering of equity securities by or on behalf of the registrant. The proposed pro rata distribution by IMT of the Company’s shares to IMT’s shareholders is not being made by or on behalf of the Company. In addition, to the extent that the distribution is considered to be an offering, it is not an “at the market offering” because the distributees will not pay any consideration for the distributed shares.

If the proposed distribution by IMT of the Company’s shares to IMT’s shareholders is deemed to be a sale, IMT will be deemed to be making a public offering of the shares and the recipients of the shares (the IMT shareholders) will be deemed to have purchased the shares. Although the legal basis has not always been clear, it is the Company’s understanding that in the view of the Commission, shares that are registered under the Securities Act of 1933 and purchased in a public offering which is the subject of such registration can be publicly resold by the purchasers at any price. The foregoing can be distinguished from resales of shares held by the other selling stockholders named as such in the prospectus because such resales are the very sales that are the subject of the registration statement. Naturally any resales by any person that is an affiliate of the Company that receives distributed shares will be subject to the applicable conditions of Rule 144 under the Securities Act of 1933.

Reference is made to the Division’s Staff Legal Bulletin No. 4. (the “SLB”) The SLB states that it the Division’s view that a subsidiary does not have to register a spin-off under the Securities Act of 1933 when:

•

the parent shareholders do not provide consideration for the spun-off shares;

•

the spin-off is pro-rata to the parent shareholders;

•

the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets1;

1 The information will be provided through the delivery of the Company’s prospectus to each of the parent’s shareholders of record. Although the Company does not presently intend to register its common stock under the Exchange Act, commencing upon the effective date of its registration statement on Form SB-2, the Company will be subject to the reporting requirements of Section 13 of the Exchange Act.

REISMAN & ASSOCIATES, P.A.

Mr. Mark P. Shuman, Legal Branch Chief

July 5, 2007

•

the parent has a valid business purpose for the spin-off; and

•

if the parent spins-off “restricted securities,” it has held those securities for at least two years.

Although the Company believes that all of the foregoing conditions will be satisfied, the Company has chosen to register the shares to be distributed. The SLB further states that “It is the Division’s view that securities received by shareholders in a spin-off that meets the conditions described …above, generally are not 'restricted securities.' " Presumably, the distributees in a spin-off that satisfies all of the above conditions may publicly resell the securities at any price because, among other things, the parent would not be an underwriter for the reasons stated in the SLB.

4.

The filing has been marked in accordance with the provisions of Rule 310 of Regulation S-T.

5.

The information you requested has been disclosed under the caption “Plans of Distribution.”

Prospectus Cover Page

6.

The following sentence has been inserted on the Cover Page: “Interactive Media Technologies, Inc. owns approximately 27% of our outstanding common stock and, as more fully described in this prospectus, we are operationally dependant upon Interactive Media Technologies, Inc.”

Management’s Discussion and Analysis

7.

The disclosure has been revised and the Company believes that it has provided the information referred to in Item 303(b) of Regulation S-B.

REISMAN & ASSOCIATES, P.A.

Mr. Mark P. Shuman, Legal Branch Chief

July 5, 2007

Regulation

8.

The discussion has been revised and shortened.

9.

The Company presently has operations, agents, resellers or customers in The Company presently has operations, agents, resellers or customers in Bahrain, Bangladesh, Barbados, Brazil, Brunei Darussalam, Canada, Cape Verde, Columbia, Denmark, Dominican Republic, Ecuador, Egypt, Fiji, Gabon, Honduras, India, Japan, Kuwait, Lebanon, Mali, Mexico, Nepal, Nigeria, Oman, Pakistan, Qatar, Saudi Arabia, Senegal, South Africa, The Bahamas, Turkey, United Arab Emirates, United Kingdom, United States and Zambia. During the periods covered by the financial statements included in Amendment No. 4, in addition to the foregoing countries, the Company obtained revenues from Belize.

Security Ownership of Certain Beneficial Owners and Management

1.

The information has been updated.

The Selling Stockholders

2.

The following disclosure as to how the selling stockholders acquired their shares is included under this caption:

The selling stockholders purchased their respective shares from us in private transactions. The shares were not offered or sold by means of: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium, or broadcast over television or radio, (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising, or (iii) any other form of general solicitation or advertising and the purchases were made for investment and not with a view to distribution.

Part II – Information Not Required in Prospectus

Exhibits

1.

The warrants issued to the selling shareholders named as such in the prospectus have been filed as exhibits.

REISMAN & ASSOCIATES, P.A.

Mr. Mark P. Shuman, Legal Branch Chief

July 5, 2007

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman